

Mail Stop 4561

December 2, 2008

VIA USMAIL and FAX 011-331-4757-8976

Nasser Nassiri, President
Biocoral, Inc.
38 rue Anatole France
92594 Levallois Perret Cedex France

> **Re:** **Biocoral, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-23512**

Dear Mr. Nassiri:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Draft Comments on Form 10-K

1. We note your disclosure on page 19 that your directors serve until the next annual meeting. It is not clear to us why you have not filed any documents indicating that you have held any shareholders meetings during the past several years. Please tell us whether you have held any annual shareholders meetings and how you have notified shareholders of such meetings.

Cover Page of Form 10-K

2.   We note that you have presented the share information as of March 7, 2008. The Form 10-K requires that the disclosure regarding shares held by non-affiliates be presented as of the last business day of your most recently completed second fiscal quarter. Please present this disclosure in accordance with the requirements of Form 10-K in future filings.

Preliminary Statement Regard Forward-Looking Statements

3.   We note the reference to a "trading platform" business in the forward-looking statements. It is not clear how the noted disclosure is relevant to your business. Please explain and revise future filings as appropriate.

Item 1. Description of Business, page 1

4.   Please include the disclosure required by Item 101(e) of Regulation S-K in future filings.

Item 1A. Risk Factors, page 8

5.   We note your statement that "the risks and uncertainties described below are not the only ones we face." Please confirm that you have disclosed all of the material risks. In future filings, please revise to disclose that these are the material risks.

We depend upon our senior management and key consultants … page 10

6.   To the extent you have entered into agreements with your executive officers or other key consultants, please file the agreements as exhibits in accordance with Item 601(b)(10) or tell us why you believe you are not required to file these agreements.

Part II, page 12

Management Discussion and Analysis, page 13

7.   The disclosure in the introductory narrative of this section should provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, on which your executive officers are most focused. In addition, it should discuss the actions management is taking to address these opportunities, challenges, and risks and the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors.

We note that the company had a net loss of $630,685 for the year ended December 31, 2007 and an accumulated deficit of $21,681,661. Please revise future filings to expand the introduction and tell us how you plan to comply. Refer to Release No. 33-3850 (Dec. 19, 2003).

8. We note that you are considering pursuing legal action against entities you believe are infringing upon your patent rights. To the extent that you have or will pursue such actions, please tell us the impact this could have on your financial position. If the impact is material, similar disclosure should be provided in this section in future filings as appropriate.

9. We note that you have not been able to successfully complete the trials necessary to bring your product to market. Please tell us the impact that this will have on your financial condition. If the lack of success continues, similar discussions should be provided in future filings.

10. Please explain why you have not disclosed any off-balance sheet arrangements or long-term contractual obligations you may have in accordance with Item 303(a)(4) and (5) of Regulation S-K. We direct you attention to note 8 on page F-19 in which you disclose long-term debt.

Financial Condition, Liquidity and Capital Resources, page 15

Fiscal 2007 vs. 2006, page 15

11. We note that you have sustained substantial losses in the past two years and have an accumulated deficit of $21,681,661. We also not that you believe you will have sufficient liquid resources to operate through December 31, 2008. Based on your disclosure, it does not appear that you will have sufficient resources. Please explain and identify the sources of liquidity in future filings.

12. We note that you have received a commitment from one shareholder to provide $200,000. Please tell us the percentage of shares outstanding held by this shareholder. Additionally, if you have entered into a written agreement, please file a copy of this agreement in accordance with Item 601(b)(10) of Regulation S-K. Also, it is not clear to us why this is not disclosed in your "certain relationships and related transactions" disclosure. Please explain.

Part III, page 18

Item 10. Directors, Executive Officers, Promoters, and Control Persons, page 18

13.   In future filings, please revise your disclosure of the experience of your officers, directors, and other significant employees disclosed here to provide the exact dates each individual's employment began and ended with each entity where he or she was employed. Additionally, to the extent each individual held a title during their tenure at an entity, please disclose the title held and the time period during which this title was held.

14.   Please disclose whether you have an audit committee financial expert in accordance with Item 407(d)(5) of regulation S-K. Please refer to section 3a-58 of the Securities Exchange Act of 1934, which provides the definition of "audit committee."

Item 11. Executive Compensation page 20

15.   We note that you pay a significant amount of compensation to Mr. Nassiri but do not pay compensation to your other officers/directors. The basis for this difference should be explained. Please refer to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies. Please revise your disclosure accordingly.

16.   In connection with the preceding comment, please be aware that the disclosure requested by Item 402 of Regulation S-K applies to any type of compensation received by officers and directors, including those of your subsidiaries if such officers are considered persons covered by the Item, from any source related to their activities and services provided to you. As such, please confirm to us that none of your or your subsidiaries' officers or directors are paid by you or any other sources for the activities conducted on your behalf.

17.   If applicable, please include a discussion of the material terms of Mr. Nassiri's consultant agreement in this section.

Director Compensation, page 21

18.   Please revise your disclosure to clarify that Mr. Nassiri receives compensation in his capacity as Chairman of the Board and provide a table showing his compensation in accordance with Item 402(k) of Regulation S-K.

Nasser Nassiri, President
Biocoral, Inc.
December 2, 2008
Page 5

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3486.

Sincerely,

Duc Dang
Attorney/Advisor